ABRAXAS PETROLEUM CORPORATION
                            500 North Loop 1604 East
                                    Suite 100
                            San Antonio, Texas 78232
                                 (210) 490-4788


                               September 28, 2005


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Carmen Moncada-Terry


         Re:      Registration   Statement   on  Form  S-3   (Registration   No.
                  333-127480) filed by Abraxas Petroleum Corporation on August 12, 2005 and amended September 16, 2005("Abraxas")

Ladies and Gentlemen:

         Abraxas filed a Registration Statement on Form S-3 (Registration No. 333-127480) on August 12, 2005, and a pre-effective Amendment No. 1 thereto on September 16, 2005 (as amended, the "Registration Statement"), with respect to the registration of 5,096,479 shares of Abraxas common stock.

         Abraxas hereby requests that the effectiveness of the Registration Statement be accelerated to become effective on September 29, 2005, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

         Abraxas acknowledges that:

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Abraxas from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o Abraxas may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                          Very truly yours,

                        /s/ Chris E. Williford
                          -------------------------------------------
                          Chris E. Williford, Executive Vice President, Treasurer, and Chief Financial and
                          Accounting Officer